UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001- 38430

OneSmart International Education Group Limited

165 West Guangfu Road

Putuo District
Shanghai 200063
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Shanghai, February 11, 2020 — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 after-school education service provider in China, announced that Mr. Xiaoqiang Meng, OneSmart’s former senior vice president of young children education group, and Mr. Muyuan Ma, OneSmart’s vice president in charge of research and technology center, has tendered their resignations, effective from January 1, 2020 and February 1, 2020, respectively. These decisions are based on personal reasons of Mr. Xiaoqiang Meng and Mr. Muyuan Ma and by mutual agreement between them and the Company, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By	:	/s/ Honggang Zuo
Name	:	Honggang Zuo
Title	:	Director, Chief Financial Officer and Chief Strategic Officer

Date: February 11, 2020